Filed Pursuant to Rule 424(b)(5)

File No. 333-183108

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
5.000% Senior Notes due 2022	$300,000,000	99.402%	$298,206,000	$34,174.41 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated August 7, 2012)

Ingram Micro Inc.

$300,000,000

5.000% notes due 2022

Ingram Micro is offering $300,000,000 of 5.000% notes due 2022 (the “notes”). Ingram Micro will pay interest on the notes on February 10 and August 10 of each year, commencing February 10, 2013. The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 thereof.

Ingram Micro may redeem the notes in whole or in part prior to their maturity at any time at the redemption prices described in “Description of the Notes—Optional Redemption.” Upon the occurrence of a Change of Control Triggering Event (as defined herein), Ingram Micro will be required to make an offer to purchase the notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but excluding, the date of purchase. Ingram Micro will also be required to redeem all of the notes under the circumstances and at the redemption price described in “Description of the Notes—Special Mandatory Redemption.”

See “Risk Factors” beginning on page S-7 to read about important factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the public	Underwriting discount	Proceeds, before expenses, to Ingram Micro
Per Note	99.402%	0.650%	98.752%
Total	$298,206,000	$1,950,000	$296,256,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 10, 2012 and must be paid by the purchasers if the notes are delivered after August 10, 2012. The notes will not be listed on any securities exchange or included in any automated quotation system.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on August 10, 2012.

Joint Book-Running Managers

Morgan Stanley	RBS

BNP PARIBAS	Mitsubishi UFJ Securities	Scotiabank

Prospectus Supplement dated August 7, 2012.

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. This prospectus supplement also incorporates by reference the information described under “Where You Can Find More Information.” The second part is the accompanying prospectus dated August 7, 2012. The accompanying prospectus contains a description of our debt securities and gives more general information, some of which may not apply to this offering.

This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless we have indicated otherwise, references in this prospectus supplement to “Ingram Micro,” “we,” “us” and “our” or similar terms are to Ingram Micro Inc. and its consolidated subsidiaries.

S-ii

SUMMARY

The following summary highlights information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference herein that are described under “Where You Can Find More Information.”

The Company

Introduction

Ingram Micro Inc., a Fortune 100 company, is the largest global information technology (“IT”) wholesale distributor by net sales as of the end of 2011, providing sales, marketing and logistics services for the IT industry worldwide. We provide a vital link in the IT supply chain by generating demand and developing markets for our technology partners. We create value in the market by extending the reach of our technology partners, capturing market share for resellers and suppliers, creating innovative solutions consisting of both technology products and services, offering credit and providing efficient fulfillment of IT products and services.

We are focused on continuing to build our IT distribution business by serving the demand for technology and automation, expanding our market presence and broadening our product and service offerings. We plan to continue to develop an increasing presence in our traditional technology distribution business, as well as in our specialty products and service offerings, such as enterprise computing, automatic identification and data capture; point-of-sale; managed services and professional services (e.g., warranty maintenance services and IT asset disposition); mobility; physical security; and consumer electronics. We also are committed to building our business by leveraging the continuing evolution of technology delivery. With new modes of delivery in mind, we have designed service offerings for resellers migrating toward cloud computing environments and marketing and channel programs for cloud vendors. We continue to broaden and migrate our capabilities in these specialty product and service offerings across our global footprint. In addition, our expertise in logistics enables us to extend our business beyond traditional distribution and technology products. We offer fee-based supply chain services, encompassing the end-to-end functions of the supply chain to vendors choosing to sell direct. Likewise, we offer fee-based services to retailers and Internet resellers seeking fulfillment services, inventory management, reverse logistics and other supply chain services for both IT and non-IT products.

We began business in 1979, operating as Micro D Inc., a California corporation. Through a series of acquisitions, mergers and organic growth, Ingram Micro’s global footprint, product breadth and service capabilities have expanded and strengthened in North America; Europe, the Middle East and Africa; Asia-Pacific; and Latin America. Over the past ten years we have completed multiple acquisitions. While several of these acquisitions have been focused on the geographic or market share expansion of our traditional distribution business, the majority, particularly in recent years, have been more focused on global expansion of our specialty product and service offerings.

Recent Developments

Agreement to Acquire BrightPoint

On June 29, 2012, we entered into an agreement to acquire Brightpoint, Inc. (“BrightPoint”), a provider of device lifecycle services to the wireless industry, in a transaction valued at approximately $840 million, including the assumption of approximately $190 million of BrightPoint’s debt (net of cash) as of June 30, 2012.

Ingram Micro, BrightPoint and Beacon Sub, Inc., an Indiana corporation and wholly-owned subsidiary of Ingram Micro (“Merger Subsidiary”), entered into an Agreement and Plan of Merger, dated as of June 29, 2012 (the “Merger Agreement”), pursuant to which Merger Subsidiary, upon satisfaction or waiver of the conditions in the Merger Agreement, will be merged with and into BrightPoint (the “Merger”) and BrightPoint will become a wholly-owned subsidiary of Ingram Micro. As a result of the Merger, each share of BrightPoint common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than treasury shares and shares held by any direct or indirect subsidiary of BrightPoint or Ingram Micro, will be converted into the right to receive $9.00 in cash, without interest. The Merger Agreement also provides that at the Effective Time, each of BrightPoint’s outstanding restricted stock units, restricted stock awards and restricted shares of BrightPoint common stock granted under BrightPoint’s stock plans will be converted into the right to receive $9.00 in cash.

The Merger Agreement contains customary representations, warranties and covenants by each of Ingram Micro and BrightPoint. The parties’ obligations to complete the Merger are conditioned upon (i) the receipt of antitrust approvals or the expiration or early termination of waiting periods, as applicable, in the United States, the European Union and certain other jurisdictions, (ii) approval of the Merger Agreement by the holders of a majority of the outstanding shares of BrightPoint’s common stock and (iii) other customary closing conditions. We expect the transaction to close before the end of the calendar year.

The Merger Agreement contains certain termination rights for both Ingram Micro and BrightPoint and further provides that, upon termination of the Merger Agreement under certain circumstances, BrightPoint may be obligated to pay Ingram Micro a termination fee of $26 million.

A copy of the Merger Agreement is included as an exhibit to our Current Report on Form 8-K filed with the SEC on July 2, 2012, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. This offering is not conditioned upon the completion of the Merger but, in the event that the Merger is not consummated on or prior to April 30, 2013 or if the Merger Agreement is terminated at any time prior thereto, Ingram Micro will be required to redeem all of the notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

In connection with the Merger Agreement, Ingram Micro entered into a commitment letter with Morgan Stanley Senior Funding, Inc. (“MSSF”) and The Royal Bank of Scotland plc (“RBS”), pursuant to which MSSF and RBS have each committed, severally and not jointly, to provide up to $150 million, for a total of up to $300 million, under a 364-day senior unsecured bridge term loan facility (the “Facility”). MSSF and RBS are affiliates of certain of the underwriters in this offering. The commitments with respect to the Facility will be reduced by the amount of the net cash proceeds of this offering.

Risk Factors

An investment in the notes involves risk. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-7, as well as the other risk factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding whether to invest in the notes.

Our principal executive offices are located at 1600 E. St. Andrews Place, Santa Ana, California 92705. Our telephone number is (714) 566-1000. We maintain a website at www.ingrammicro.com. Information contained in, or accessible through, our website is not incorporated into this prospectus supplement or the accompanying prospectus.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Ingram Micro Inc.

Securities Offered	$300,000,000 aggregate principal amount of 5.000% notes due 2022

Maturity Date	August 10, 2022

Original Issue Date	August 10, 2012

Interest Rate	5.000%

Interest Payment Dates	February 10 and August 10 of each year, commencing February 10, 2013

Issue Price	99.402%

Ranking	The notes:
•	are unsecured;
•	rank equally with all our existing and future unsubordinated and unsecured debt;
•	are senior to any future subordinated debt; and
•	are effectively junior to any existing and future secured debt to the extent of the collateral securing such debt and to all existing and future debt and other liabilities of our subsidiaries.

Use of Proceeds	The net proceeds of this offering will be used for general corporate purposes, which may include funding a portion of the BrightPoint acquisition. See “Use of Proceeds.”

Sinking Fund	None

Repurchase Upon a Change of Control	Upon the occurrence of a Change of Control Triggering Event (as described in “Description of the Notes—Change of Control Offer”), we will be required to offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of your notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Optional Redemption	We may redeem the notes in whole or in part prior to their maturity at any time at the redemption prices described in “Description of the Notes—Optional Redemption.”

Special Mandatory Redemption	If we do not consummate the Merger on or prior to April 30, 2013 or the Merger Agreement is terminated at any time prior thereto, we will be required to redeem all of the notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date. See “Description of the Notes—Special Mandatory Redemption.”

No Listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes in any dealer quotation system.

Trustee	Deutsche Bank Trust Company Americas

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference. In particular, you should evaluate the information set forth under “Risk Factors” before deciding whether to invest in the notes.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. The summary consolidated financial data for each of the three fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 are derived from our audited consolidated financial statements incorporated by reference herein. The summary historical financial data as of June 30, 2012 and for the twenty-six weeks ended June 30, 2012 and July 2, 2011 are derived from our unaudited consolidated financial statements incorporated by reference herein. Our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of our management, include all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations for such period. The results of operations for the twenty-six weeks ended June 30, 2012 are not necessarily indicative of the results for our full fiscal year ending December 29, 2012. The balance sheet data set forth below, as adjusted, give effect to the issuance of the notes offered by this prospectus supplement as if the offering had occurred on June 30, 2012, but do not give effect to the proposed acquisition of BrightPoint.

Our summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, including the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, both of which are incorporated by reference herein.

Our fiscal year is a 52-week or 53-week period ending on the Saturday nearest to December 31. References below to fiscal years “2011,” “2010” and “2009” represent the 52-week fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

	Twenty-six Weeks Ended		Fiscal Years
(In thousands, except per share data)	June 30, 2012	July 2, 2011	2011	2010	2009
	(Unaudited)
Statements of Operations Data:
Net sales	$17,413,276	$17,472,737	$36,328,701	$34,588,984	$29,515,446
Cost of sales	16,492,989	16,559,433	34,420,419	32,696,693	27,845,237

Gross profit	920,287	913,304	1,908,282	1,892,291	1,670,209
Operating expenses:
Selling, general and administrative	717,055	716,371	1,444,505	1,406,721	1,337,696
Impairment of goodwill	—	—	—	—	2,490
Reorganization costs (credits)	1,396	(269)	5,131	1,137	34,083

	718,451	716,102	1,449,636	1,407,858	1,374,269

Income from operations	201,836	197,202	458,646	484,433	295,940
Other expense (income):
Interest income	(5,966)	(2,624)	(5,673)	(4,858)	(9,088)
Interest expense	23,306	27,513	52,509	39,259	28,177
Net foreign exchange loss (gain)	7,360	35	4,789	(424)	3,886
Loss from settlement of interest rate swap and senior unsecured term loan	—		5,624	—	—
Other	5,088	7,051	13,526	12,395	3,717

	29,788	31,975	70,775	46,372	26,692

Income before income taxes	172,048	165,227	387,871	438,061	269,248
Provision for income taxes	20,801	49,186	143,631	120,001	67,110

Net income	$151,247	$116,041	$244,240	$318,060	$202,138

Basic earnings (loss) per share	$1.00	$0.73	$1.57	$1.98	$1.24
Diluted earnings (loss) per share	$0.98	$0.71	$1.53	$1.94	$1.22

	As of June 30, 2012
(In thousands)	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$981,244	$1,276,500

Total assets	8,752,841	9,051,047

Total debt	463,907	762,113

Total stockholders’ equity	3,378,458	3,378,458

RISK FACTORS

An investment in the notes involves various risks. Prior to making a decision about investing in our notes, you should carefully consider all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, which are not exhaustive. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations.

Risks Related to Our Business

We hereby incorporate by reference the risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Risks Related to Pending Acquisition of BrightPoint

We are exposed to risks associated with acquisitions and strategic investments, including our pending acquisition of BrightPoint.

We have made and expect to continue to make investments in new business strategies and initiatives, including acquisitions, which could disrupt our business and have an adverse effect on our operating results. Such investments may involve significant risks and uncertainties, including, among others:

•	distraction of management’s attention away from normal business operations;

•	insufficient revenue generation to offset liabilities assumed and expenses associated with the strategy;

•	difficulty in the integration of acquired businesses, including new employees, business systems and technology;

•	inability to adapt to challenges of new markets, including geographies, products and services, or to attract new sources of profitable business from expansion of products or services;

•	exposure to new regulations; and

•	issues not discovered in our due diligence process.

In addition, our operations may be adversely impacted by an acquisition that does not meet our expectations, is improperly executed, or substantially increases our debt. Any of the above factors could adversely affect our operating results or financial condition.

On July 2, 2012, we announced that we signed a definitive merger agreement to acquire BrightPoint in a transaction valued at approximately $840 million, including the assumption of approximately $190 million of BrightPoint’s debt (net of cash) as of June 30, 2012. Our pending acquisition of BrightPoint is subject to various customary closing conditions, including approval by BrightPoint’s shareholders and receipt of U.S. and foreign antitrust approvals in a timely manner. Other uncertainties of the transaction include pending and future BrightPoint shareholder lawsuits related to the proposed or completed transaction and other unknown, underestimated and/or undisclosed commitments or liabilities. Further, the success of this pending acquisition will depend in part on our ability to realize the synergies, cost savings and growth opportunities, including growth of the mobility market in general, that we expect from integrating BrightPoint’s business with our business. Our ability to realize these benefits and the timing of this realization will depend on successfully integrating BrightPoint’s operations, which will be a complex, costly, and time-consuming process. Any inability to integrate BrightPoint successfully, or a delay in such integration, could have an adverse effect on us. Challenges we may experience with the integration of BrightPoint, or any other acquired business, include, among others:

•	retaining key employees;

•	preserving our and the acquired company’s customer, supplier and other important relationships;

•	consolidating corporate, administrative, technological and operational infrastructure;

•	coordinating sales and marketing functions;

•	bridging possible differences in cultures and management philosophies;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically dispersed organizations.

If we do not complete our acquisition of BrightPoint, we would be subject to a different set of risks, including the consequences of management’s attention being diverted from our day-to-day business over an extended period, any disruption to our relationships with customers or suppliers relating to the pending acquisition, significant costs and expenses that we may have incurred in connection with the pending acquisition, and our inability to realize the benefits that we expect by acquiring BrightPoint.

We had $67,521 of identifiable net intangible assets recorded in connection with various acquisitions as of June 30, 2012, and that amount, as well as the amount of goodwill on our consolidated balance sheet, will substantially increase following the consummation of the BrightPoint acquisition. If our future results of operations are negatively impacted by any of the risk factors noted herein or other unforeseen events, we may have to recognize an impairment charge relating to our long-lived assets, goodwill or identifiable intangible assets, which would adversely affect our results of operations.

Risks Related to the Notes

There may not be an active trading market for the notes.

The notes are a new issue of securities with no established trading market, and we do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. The underwriters have advised us that they currently intend to make a market in the notes following the offering, as permitted by applicable laws or regulations. However, the underwriters have no obligation to make a market in the notes and they may cease market-making activities at any time without notice. Accordingly, we cannot assure you that a trading market for the notes will ever develop or will be maintained. Further, we cannot assure you as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	our financial performance;

•	our credit ratings with nationally recognized credit rating agencies;

•	the terms related to the optional redemption of the notes; and

•	the level, direction and volatility of market interest rates generally.

Redemption may adversely affect your return on the notes.

As described under “Description of the Notes—Special Mandatory Redemption,” if we do not consummate the Merger on or prior to April 30, 2013, or the Merger Agreement is terminated at any time prior thereto, we will be required to redeem all of the notes on the Special Mandatory Redemption Date (as defined herein) at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest. Our ability to consummate the Merger is subject to various closing conditions, including regulatory approvals and other matters that are beyond our control. We may not be able to consummate the Merger prior to the Special Mandatory Redemption Date, or at all. As a result of the special mandatory redemption provision of the notes, you may not obtain your expected return on the notes, and the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. In addition, as described under “Description of the Notes—Change of Control Offer,” upon a Change of Control Triggering Event (as defined herein), we will be required to offer to purchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. We also have the right to redeem some or all of the notes prior to maturity. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received by you upon any such redemption in a comparable security at an effective interest rate as high as that of the notes.

We may not be able to repurchase the notes upon a special mandatory redemption or change of control.

We are not obligated to place the net proceeds of the offering of the notes in escrow prior to the closing of the Merger or to provide a security interest in those proceeds, and there are no other restrictions on our use of these proceeds during such time. Accordingly, the source of funds for any redemption of notes upon a special mandatory redemption or repurchase of notes upon a change of control would be the proceeds that we have voluntarily retained or other sources of liquidity, including available cash, borrowings, sales of assets or sales of equity. We may not be able to satisfy our obligations to redeem the notes upon a Special Mandatory Redemption Date or repurchase the notes upon a Change of Control Triggering Event because we may not have sufficient financial resources to purchase all of the notes that are tendered. Our failure to redeem or repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could result in defaults under our and our subsidiaries’ other debt agreements and have material adverse consequences for us and the holders of the notes. In addition, our ability to redeem or repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You may not be able to determine when a Change of Control Triggering Event has occurred.

The definition of Change of Control, which is a condition precedent to a Change of Control Triggering Event, includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain.

The notes are subject to prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are unsubordinated and unsecured obligations, ranking equally with other existing and future unsubordinated and unsecured indebtedness. The indenture governing the notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. If we incur secured debt, our assets securing any such indebtedness will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization, dissolution or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our other unsubordinated and unsecured creditors, including our trade creditors. If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our bankruptcy, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

The notes will be effectively subordinated to the debt of our subsidiaries, which may limit your recovery.

Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the notes or otherwise to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization, and the ability of holders of the notes to benefit indirectly therefrom, will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors.

In addition, certain of our subsidiaries are guarantors under our revolving credit facility and term loan. Accordingly, the notes will be structurally subordinated to such subsidiaries’ obligations to guarantee our indebtedness under our revolving credit facility and term loan.

The negative covenants in the indenture that governs the notes may have a limited effect.

The indenture governing the notes contains covenants limiting our ability and our subsidiaries’ ability to create certain liens, enter into certain sale and leaseback transactions, and consolidate or merge with, or convey, transfer or lease all or substantially all our assets to, another person. The limitation on liens and limitation on sale and leaseback covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to material assets. See “Description of the Notes—Certain Covenants” in this prospectus supplement. In light of these exceptions, holders of the notes may be structurally or contractually subordinated to new lenders.

Ratings of the notes may change after issuance and affect the market price and marketability of the notes.

We currently expect that, prior to issuance, the notes will be rated by Moody’s Investors Service Inc., Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and Fitch Ratings. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes. In addition, any decline in the ratings of the notes may make it more difficult for us to raise capital on acceptable terms.

Increased leverage may harm our financial condition and results of operations.

As of June 30, 2012, we had approximately $464 million of total debt on a consolidated basis. We and our subsidiaries may incur additional indebtedness in the future, and the notes do not restrict future incurrence of indebtedness. This increase and any future increase in our level of indebtedness will have important effects on our future operations, including, without limitation:

•	we will have additional cash requirements in order to support the payment of principal and interest on our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•

our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited, particularly in light of recent challenging credit market conditions; and

•	our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may take certain actions which require us to, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance, retire or restructure all or a portion of our indebtedness, including the notes;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned operating expenditures.

Such measures might not be sufficient to enable us to service our debt, including the notes. In addition, any such financing, restructuring or sale of assets might not be available on economically favorable terms, if at all, particularly if our credit rating is not strong.

The provisions of the notes will not necessarily protect you in the event of a highly leveraged transaction.

The terms of the notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, recapitalization, restructuring, merger or other similar transactions involving us. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the notes. These transactions may not involve a change in voting power or beneficial ownership or result in a downgrade in the ratings of the notes, or, even if they do, may not necessarily constitute a Change of Control Triggering Event that affords you the protections described in this prospectus supplement. If any such transaction should occur, the value of your notes may decline.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $295.3 million after deducting underwriting discounts and our estimated offering expenses. The net proceeds of this offering will be used for general corporate purposes, which may include funding of a portion of the BrightPoint acquisition.

As described in greater detail under “Summary—Recent Developments,” we have agreed to acquire BrightPoint for cash consideration estimated to total approximately $840 million, including the assumption of approximately $190 million of BrightPoint’s debt (net of cash) as of June 30, 2012. We will also incur fees and expenses in connection with the proposed acquisition of BrightPoint. The transaction is expected to close before the end of the calendar year. Our ability to consummate the Merger is subject to various closing conditions, including regulatory approvals and other matters that are beyond our control, and we cannot assure you that the acquisition will be completed. If we do not consummate the Merger on or prior to April 30, 2013 or the Merger Agreement is terminated at any time prior thereto, we will be required to redeem all of the notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

In connection with the Merger Agreement, we entered into a commitment letter with Morgan Stanley Senior Funding, Inc. (“MSSF”) and The Royal Bank of Scotland plc (“RBS”), pursuant to which MSSF and RBS have each committed, severally and not jointly, to provide up to $150 million, for a total of up to $300 million, under the Facility. MSSF and RBS are affiliates of certain of the underwriters in this offering. The commitments with respect to the Facility will be reduced by the amount of the net cash proceeds of this offering.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated.

	Twenty-six Weeks Ended	Fiscal Year Ended
	June 30, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009		December 29, 2007
Ratios of earnings to fixed charges	5.4	5.6	7.3	4.9	(A	)	4.1

(A)	Due to our loss in the year ended January 3, 2009, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $382,138.

CAPITALIZATION

The following table sets forth a summary of our consolidated cash and cash equivalents and capitalization on an actual and as adjusted basis as of June 30, 2012. Our consolidated cash and cash equivalents and capitalization, as adjusted, gives effect to the sale of the notes offered by this prospectus supplement as if the offering had occurred on June 30, 2012, but does not give effect to the proposed acquisition of BrightPoint. This table should be read in conjunction with our unaudited consolidated financial statements, including the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which can be found in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, incorporated by reference herein.

	As of June 30, 2012
(Unaudited, in thousands except share and par value information)	Actual	As Adjusted

Cash and cash equivalents	$981,244	$1,276,500

Total debt:
5.000% Notes due 2022 offered hereby	—	298,206
5.250% Notes due 2017	300,000	300,000
Other debt, including current maturities	163,907	163,907

Total debt	463,907	762,113
Stockholders’ equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized; none issued	—	—
Class A Common stock, $0.01 par value: 500,000,000 shares authorized; 188,166,000 issued; and 150,084,000 outstanding	1,881	1,881
Class B Common stock, $0.01 par value: 135,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in-capital	1,346,362	1,346,362
Treasury stock, 38,032,000 shares	(648,124)	(648,124)
Retained earnings	2,596,242	2,596,242
Accumulated other comprehensive income	82,097	82,097

Total stockholders’ equity	3,378,458	3,378,458

Total capitalization	$3,842,365	$4,140,571

DESCRIPTION OF THE NOTES

The notes will be issued pursuant to an indenture between us and Deutsche Bank Trust Company Americas, as trustee, and under an officer’s certificate pursuant to such indenture setting forth the specific terms applicable to the notes, each dated as of the date of issuance of the notes. We have summarized the material terms and provisions of the indenture, the officer’s certificate and the notes in this section, which supplements the terms of the debt securities contained in the accompanying prospectus. In addition to the material terms of the indenture, the officer’s certificate and the notes contained in this prospectus supplement, you should read the description of the indenture contained in the accompanying prospectus and the form of the indenture that has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part for additional information regarding your rights as a holder of the notes before you buy any of these notes. You may obtain a copy of the indenture from us without charge. References in this section to “us,” “we” and “our” are solely to Ingram Micro Inc. and not to our subsidiaries. In the event of any inconsistency between the description of the terms of the notes contained in this prospectus supplement and the provisions of the indenture contained in the accompanying prospectus, the terms contained in this prospectus supplement shall control with respect to the notes.

General

The notes will be our unsubordinated and unsecured obligations and will rank equally with all of our existing and future unsubordinated and unsecured obligations. The notes are limited to an initial aggregate principal amount of $300.0 million. Claims of holders of the notes will be effectively subordinated to the claims of holders of the debt of our subsidiaries. In addition, claims of holders of the notes will be effectively subordinated to the claims of holders of our secured debt to the extent of the collateral securing such claims.

The notes will be issued in the form of one or more fully registered global securities. Notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

The notes will mature on August 10, 2022 and will pay interest from August 10, 2012 at 5.000% per annum, semiannually on February 10 and August 10 of each year, commencing February 10, 2013 to the person in whose name the note is registered at the close of business on January 27 or July 27, as the case may be, immediately preceding such interest payment date. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, the payment will be made on the next succeeding day that is a business day, with no additional interest.

Further Issuances

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes which will have the same terms (except for the payment of interest accruing prior to the issue date of such further notes or except, in some cases, for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes provided, however, that if the further notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, the further notes will have a separate CUSIP number.

Change of Control Offer

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described under “—Optional Redemption” or a Special Mandatory Redemption Date has been fixed as described under “—Special Mandatory Redemption” we will be required to make an offer to each holder of notes to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date if an interest payment date occurs before a purchase date); provided that after giving effect to the purchase, any notes that remain outstanding shall have a denomination of $2,000 and integral multiples of $1,000 above that amount.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred or, at our option, prior to any Change of Control (as defined below), but after the public announcement of the transaction that constitutes or may constitute the Change of Control, except to the extent that we have exercised our right to redeem the notes as described under “—Optional Redemption” or a Special Mandatory Redemption Date has been fixed as described under “—Special Mandatory Redemption” we will mail a notice (a “Change of Control Offer”) to each holder with a copy to the trustee describing the transaction or transactions that constitute or may constitute a Change of Control Triggering Event and offering to purchase notes on the date specified in the notice, which date will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (other than as may be required by law) (such date, the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date specified in the notice.

On each Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of the notes properly tendered pursuant to the applicable Change of Control Offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased.

Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with the purchase of notes pursuant to a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the terms described in the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue thereof.

Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not purchase any notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the change of control payment upon a Change of Control Triggering Event.

If holders of not less than 95% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, as described above, purchases all of the notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the Change of Control Payment Date, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date if an interest payment date occurs before a redemption date).

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another person may be uncertain.

For purposes of the Change of Control Offer provisions of the notes, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our Subsidiaries;

(b)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(c)	we or one of our Subsidiaries consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us or one of our Subsidiaries, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; or

(d)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly owned Subsidiary of a holding company and (b) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.

“Fitch” means Fitch, Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch); and the equivalent investment grade rating from any replacement Rating Agency or Agencies appointed by us.

“Moody’s” means Moody’s Investors Service, Inc., a Subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if more than one of such Rating Agencies cease to rate the notes or fail to make a rating of the notes publicly available, we will appoint a replacement for each such Rating Agency that is a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act.

“Ratings Event” means ratings of the notes are lowered by each of the Rating Agencies and the notes are rated below Investment Grade by each of the Rating Agencies in any case on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended for so long as the rating of the notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Optional Redemption

We may redeem the notes in whole at any time or in part from time to time, at our option (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date if an interest payment date occurs before a redemption date). If the notes are redeemed before February 10, 2022 (six months prior to the maturity date of the notes), the redemption price will equal the greater of (1) 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below) plus 50 basis points plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date; provided that the principal amount of a note remaining outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof. If the notes are redeemed on or after February 10, 2022 (six months prior to the maturity date of the notes), the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date; provided that the principal amount of a note remaining outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means each of Morgan Stanley & Co. LLC and RBS Securities Inc. and their respective successors or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) each of Morgan Stanley & Co. LLC and RBS Securities Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a “Primary Treasury Dealer”), we will substitute for such firm another Primary Treasury Dealer, and (2) any two other Primary Treasury Dealers selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

On and after the redemption date of the notes, interest will cease to accrue on the notes or any portion thereof called for redemption, unless we default in the payment of the redemption price. On or before the redemption date for the notes, we will deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued interest on such notes to be redeemed on such date, and, other than the right to receive such redemption price, all rights under such notes shall terminate.

Holders of notes to be redeemed as provided above will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of the series are to be redeemed, the Trustee will select, not more than 60 days before the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

Special Mandatory Redemption

If we do not consummate the Merger on or prior to April 30, 2013 or the Merger Agreement is terminated at any time prior thereto, we will redeem all of the notes on the Special Mandatory Redemption Date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the Special Mandatory Redemption Date.

Notice of a special mandatory redemption will be distributed by first class mail promptly, but in any event within five business days, after the occurrence of the event triggering such redemption to the registered address of each holder. If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with a paying agent or the trustee on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, interest will cease to accrue on the notes, and, other than the right to receive the Special Mandatory Redemption Price, all rights under the notes shall terminate.

For purposes of the foregoing discussion of a special mandatory redemption, the following definitions are applicable:

“Merger” means our acquisition of Brightpoint, Inc. as contemplated by the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger by and among Ingram Micro Inc., Beacon Sub, Inc. and Brightpoint, Inc., dated as of June 29, 2012, as amended from time to time in accordance with its terms.

“Special Mandatory Redemption Date” means the 15th business day following the earlier to occur of (a) April 30, 2013 if the Merger has not been consummated on or prior to April 30, 2013 and (b) the date the Merger Agreement is terminated.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes to be redeemed together with accrued and unpaid interest thereon, if any, to, but not including, the Special Mandatory Redemption Date.

Certain Covenants

The indenture will contain the covenants below. Capitalized terms not otherwise defined above are defined in “—Certain Covenants—Certain Definitions.”

Restrictions on Liens

The indenture provides that we will not, and will not permit any Subsidiary to, create or incur any Lien on any shares of stock, Indebtedness or other obligations of any Subsidiary or any Principal Property of ours or of any Subsidiary, whether those shares of stock, Indebtedness or other obligations of any Subsidiary or Principal Property are owned at the date of the indenture or acquired afterwards, unless we secure or cause the applicable Subsidiary to secure the debt securities outstanding under the indenture equally and ratably with (or, at our option, prior to) all Indebtedness secured by the particular Lien, so long as the Indebtedness is so secured. This covenant does not apply in the case of:

(a)	the creation of any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the indenture (including acquisitions by way of merger or consolidation) by us or any Subsidiary, contemporaneously with that acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price, or the assumption of any Lien upon any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the indenture existing at the time of the acquisition, or the acquisition of any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption of that Lien, provided that every Lien referred to in this clause (a) will attach only to the shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements on that Principal Property;

(b)	any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date of the indenture;

(c)	any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property in favor of us or any of our Subsidiaries;

(d)	any Lien on any Principal Property being constructed or improved securing loans to finance the construction or improvements of that Principal Property;

(e)	any Lien on shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations, including, without limitation, industrial revenue bonds and similar financings;

(f)	any mechanics’, warehousemen’s, materialmen’s, carriers’ or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith;

(g)	any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

(h)	any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution on the Lien is stayed;

(i)	any landlord’s Lien on fixtures located on premises leased by us or a Subsidiary in the ordinary course of business, and tenants’ rights under leases, easements and similar Liens not materially impairing the use or value of the property involved;

(j)	any Lien arising by reason of deposits necessary to qualify us or a Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law, including Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligation on surety or appeal bonds;

(k)	any Lien on our current assets to secure loans to us that mature within twelve months from their creation and that are made in the ordinary course of business;

(l)	any Lien incurred in the normal course of business in connection with bankers’ acceptance financing or used in the ordinary course of trade practices, statutory lessor and vendor privilege liens and liens in connection with good faith bids, tenders and deposits;

(m)	any Lien in favor of any bank on property or assets held in the ordinary course of business in accounts maintained with such bank in connection with treasury, depositary and cash management services or automated clearing house transfers of funds;

(n)	any Lien on all goods held for sale on consignment;

(o)	any Lien under any agreement for the sale of trade accounts receivable (or an undivided interest in a specified amount of such trade accounts receivable) and granted to a purchaser or any assignee of such purchaser which has financed the relevant purchase of trade accounts;

(p)	any Lien on trade accounts receivable or interests therein of us or any of our Subsidiaries with respect to any accounts receivable securitization program (including any accounts receivable securitization program structured as such that remains on our consolidated balance sheet and on any related property that would ordinarily be subject to a Lien in connection therewith such as proceeds and records;

(q)	any Lien created by a lease, which under GAAP as in effect as of the date of the indenture would be characterized as an operating lease, whether entered into before or after the date of the indenture; and

(r)	any renewal of or substitution for any Lien permitted by any of the preceding clauses, provided, in the case of a Lien permitted under clauses (a), (b) or (d), the Indebtedness secured is not increased nor the Lien extended to any additional assets.

Notwithstanding the foregoing, we or any of our Subsidiaries may create or assume Liens in addition to those permitted by the preceding paragraph, and renew, extend or replace those Liens, without equally and ratably securing the debt securities outstanding under the indenture, provided that at the time of and after giving effect to the creation, assumption, renewal, extension or replacement, Exempted Debt does not exceed 10% of Consolidated Tangible Assets measured at the date of incurrence of the Lien.

Restrictions on Sale and Lease-Back Transactions

The indenture provides that we will not, and will not permit any Subsidiary to, sell or transfer, directly or indirectly, except to us or to a Subsidiary, any Principal Property as an entirety, or any substantial portion of our Principal Property, with the intention of taking back a lease of such Principal Property, except a lease for a period of three years or less at the end of which it is intended that the use of that Principal Property by the lessee will be discontinued. Notwithstanding the foregoing, we or any Subsidiary may sell any Principal Property and lease it back for a longer period:

(a)	if we or such applicable Subsidiary would be entitled, pursuant to the provisions of the indenture, described under the first paragraph under “Restrictions on Liens” above, to create a Lien on the Principal Property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding notes;

(b)	if we promptly inform the trustee of the transaction, and we cause an amount equal to the fair value (as determined by resolution of our board of directors) of the Principal Property to be applied (1) to the purchase of other Principal Property that will constitute Principal Property having a fair value at least equal to the fair value of the Principal Property sold, or (2) to the retirement within 270 days after receipt of the proceeds of Funded Debt incurred or assumed by us or a Subsidiary, including the notes; provided, further that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after the sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or debt securities evidencing Funded Debt of ours (which may include the notes) or of a Subsidiary previously authenticated and delivered by the applicable trustee, and not yet tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debt securities or debentures, and an officer’s certificate (which will be delivered to the trustee) stating that we elect to deliver or cause to be delivered the debentures or debt securities in lieu of retiring Funded Debt as provided in the indenture;

(c)	if we or such applicable Subsidiary execute a lease of Principal Property by the time of, or within 270 days after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; or

(d)	any such transaction between us and a Subsidiary or between two Subsidiaries.

Notwithstanding the foregoing, we or any Subsidiary may enter into sale and lease-back transactions in addition to those permitted by the preceding paragraph, without any obligation to retire any outstanding notes or other Funded Debt, provided that at the time of entering into and giving effect to such sale and lease-back transactions, Exempted Debt does not exceed 10% of Consolidated Tangible Assets.

If we deliver debentures or debt securities to the trustee and we duly deliver the officer’s certificate, the amount of cash that we will be required to apply to the retirement of Funded Debt under this provision of the indenture will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices of the applicable debentures or debt securities, so delivered, or, if there are no such redemption prices, the principal amount of those debentures or debt securities. If the applicable debentures or debt securities provide for an amount less than the principal amount to be due and payable upon a declaration of the maturity, then the amount of cash will be reduced by the amount of principal of those debentures or debt securities that would be due and payable as of the date of the application upon a declaration of acceleration of the maturity pursuant to the terms of the indenture pursuant to which those debentures or debt securities were issued.

Restrictions on Mergers and Sales of Assets

We may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any person to merge with or into us unless: (a) either (1) we will be the continuing person or (2) the person (if other than ourselves) formed by the consolidation or into which we are merged or that acquired or leased such property and assets of ours will be a corporation organized and validly existing under the laws of the United States of America or any of its jurisdictions and will expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations on all of the debt securities under such indenture, and we will have delivered to the trustee an opinion of counsel stating that the consolidation, merger or transfer and the supplemental indenture complies with such indenture and that all conditions precedent provided for in such indenture relating to the transaction have been complied with and that the supplemental indenture constitutes a legal, valid and binding obligation of ours or the successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) an officer’s certificate to the effect that immediately after giving effect to such transaction, no default will have occurred and be continuing and an opinion of counsel as to the matters set forth in clause (a) will have been delivered to the trustee.

Sinking Fund

The notes will not be entitled to the benefit of any sinking fund.

Certain Definitions

The term “Attributable Debt” as defined in the indenture means when used in connection with a sale and leaseback transaction referred to above under “—Certain Covenants—Restrictions on Sale and Lease-Back Transactions,” on any date as of which the amount of Attributable Debt is to be determined, the product of (a) the net proceeds from the sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in the sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of the computation, and the denominator of which is the number of full years of the term of the lease measured from the first day of the term.

The term “Consolidated Assets” as defined in the indenture means, at any date, our total assets and the assets of our consolidated Subsidiaries that would be reflected on a consolidated balance sheet of us and our consolidated Subsidiaries as at such date in accordance with GAAP.

The term “Consolidated Tangible Assets” as defined in the indenture means, at any date, the remainder of (a) the Consolidated Assets as of the last day of the most recently ended Fiscal Period, minus (b) the Intangible Assets of us or our consolidated Subsidiaries, as recorded in accordance with GAAP in our consolidated financial statements, as of such last day.

The term “Exempted Debt” as defined in the indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

(a) Indebtedness of ours and our Subsidiaries incurred after the date of such indenture and secured by Liens created or assumed or permitted to exist pursuant to such indenture described above under the last paragraph of “—Certain Covenants—Restrictions on Liens”; and

(b) Attributable Debt of ours and our Subsidiaries in respect of all sale and lease-back transactions with regard to any property entered into pursuant to such indenture described above under the second to last paragraph of “—Certain Covenants—Restrictions on Sales and Lease-Back Transactions.”

The term “Fiscal Period” as defined in the indenture means a fiscal period of us or any of our Subsidiaries, which shall be either a calendar quarter or an aggregate period comprised of three consecutive periods of four weeks and five weeks (or, on occasion, six weeks instead of five), currently commencing on or about each January 1, April 1, July 1 or October 1.

The term “Funded Debt” as defined in the indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible at the option of the obligor, beyond one year from the date of its creation.

The term “GAAP” as defined in the indenture means generally accepted accounting principles in the United States at the date of any computation.

The terms “Holder” or “Securityholder” as defined in the indenture mean the registered holder of any debt security with respect to registered securities and the bearer of any unregistered security or any coupon appertaining to it, as the case may be.

The term “Indebtedness” as defined in the indenture means all obligations for borrowed money, all obligations evidenced by bonds, debentures, notes, investment repurchase agreements or other similar instruments, and all securities providing for mandatory payments of money, whether or not contingent.

The term “Intangible Assets” as defined in the indenture means, with respect to any person, that portion of the book value of the assets of such person which would be treated as intangibles under GAAP, including all items such as goodwill, trademarks, trade names, brands, trade secrets, customer lists, vendor relationships, copyrights, patents, licenses, franchise conversion rights and rights with respect to any of the foregoing and all unamortized debt or equity discount and expenses less any accumulated amortization recorded.

The term “Lien” as defined in the indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest in respect of such asset. For the purposes of the indenture, we or any Subsidiary will be deemed to own, subject to a Lien, any asset that we have acquired or hold subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

The term “Principal Property” as defined in the indenture means our corporate headquarters and any warehouse or distribution center owned at the date of the indenture or acquired after that date by us or any of our Subsidiaries which is located within the United States, other than:

(a) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entity; or

(b) any portion of a particular property which is similarly found not be of material importance to the use or operation of such property.

The term “Subsidiary” as defined in the indenture means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by that person and one or more other subsidiaries of that person.

Book-Entry Delivery and Form

General

The notes will be issued in registered, global form in minimum denominations of $2,000 with integral multiples of $1,000 thereof. Initially, the notes will be represented by one or more permanent global certificates (the “global notes”) (which may be subdivided) in definitive, fully registered form without interest coupons. The global notes will be issued on the issue date only against payment in immediately available funds.

The global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of Cede & Co. (DTC’s partnership nominee) or another DTC nominee for credit to an account of a direct or indirect participant in DTC, as described below under “—Book-Entry Delivery and Form—Depositary Procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Book-Entry Delivery and Form—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We do not take any responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and to facilitate the clearance and settlement of transactions in those securities among DTC’s participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.” Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to the procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriter with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. Euroclear and Clearstream may hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in the global notes, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a global notes registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes. Consequently, neither we nor the trustee nor any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. The account of each relevant participant is credited with an amount proportionate to the amount of its interest in the principal amount of the global notes as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices, and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the procedures described above to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued or changed at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•

DTC (i) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary within 90 days or (ii) has ceased to be a clearing agency registered under the Exchange Act; or

•	in the event of default under the indenture.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Payment and Paying Agents

Payments on the global notes will be made in U.S. dollars by wire transfer. If we issue definitive notes, the holders of definitive notes will be able to receive payments of principal of and interest on their notes at the office of our paying agent maintained in the Borough of Manhattan, the City of New York. Payment of principal of a definitive note may be made only against surrender of the note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

The trustee will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for notes in definitive form, notices to holders of the notes will be made by first-class mail, postage prepaid, to the addresses that appear on the register of noteholders maintained by the registrar.

The Trustee

The trustee’s current address is Deutsche Bank Trust Company Americas, Global Transaction Banking, Trust & Security Services, 60 Wall Street, MS NYC60-2710, New York, NY 10005. We have, from time to time, maintained ordinary banking relationships with affiliates of Deutsche Bank Trust Company Americas.

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee must exercise such rights and powers vested in it as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) incorporated by reference in the indenture contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates. If the trustee acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate that conflict or resign.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences of owning and disposing of notes purchased in this offering at the “issue price,” which we assume will be the price to the public indicated on the cover of this Prospectus Supplement, and held as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding notes as part of a “straddle” or integrated transaction;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes; or

•	a tax-exempt entity.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. You and your partners should consult your tax advisers.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequences described herein. This summary does not address any aspect of state, local or non-U.S. taxation, any federal taxes other than income taxes, or the potential application of the Medicare contribution tax. If you are considering the purchase of notes, you should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder. You are a U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Certain Additional Payments. There are circumstances in which we might be required to make payments on a note in excess of stated interest and principal, for instance, as described under “Description of Notes—Change of Control Offer” and “Description of Notes—Special Mandatory Redemption.” We intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the Internal Revenue Service (“IRS”). If the IRS takes a position contrary to that described above, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments based on a “projected payment schedule” that produces the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the notes would be treated as ordinary income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Payments of Interest. Stated interest on a note will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Sale, Redemption or Other Taxable Disposition of the Notes. Upon the sale, redemption or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, redemption or other taxable disposition and your tax basis in the note. Your tax basis in a note will equal the cost of your note. For these purposes, the amount realized does not include any amount attributable to accrued interest, which is treated as described under “—Payments of Interest” above.

Gain or loss realized on the sale, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, redemption or other taxable disposition the note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Information returns are required to be filed with the IRS in connection with payments on the notes and proceeds received from a sale or other disposition of the notes unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your notes unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. You are a Non-U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of a note issued in this offering that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in which case you should consult your tax adviser regarding the U.S. federal income tax consequences of owning or disposing of a note.

Payments on the Notes. Payments of principal and interest on the notes by Ingram Micro or any paying agent to you will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest,

•	you do not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of Ingram Micro entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to Ingram Micro through stock ownership;

•	you certify on a properly executed IRS Form W-8BEN, under penalties of perjury, that you are not a “United States person” (as defined in the Code); and

•	it is not effectively connected with your conduct of a trade or business in the United States as described below.

If you cannot satisfy one of the first three requirements described above and interest on the notes is not effectively connected with your conduct of a trade or business in the United States as described below, payments of interest on the notes will be subject to withholding tax at a rate of 30%, subject to an applicable treaty providing otherwise.

Sale, Redemption or Other Taxable Disposition of the Notes. You generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, redemption or other taxable disposition of notes, unless the gain is effectively connected with your conduct of a trade or business in the United States as described below, provided, however, that any amounts attributable to accrued interest will be treated as described above under “—Payments on the Notes.” You are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Effectively Connected Income. If interest or gain on a note is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by you), you will generally be taxed in the same manner as a U.S. Holder (see “—Tax Consequences to U.S. Holders” above). In this case, you will be exempt from the withholding tax on interest discussed above, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Backup Withholding and Information Reporting. Information returns are required to be filed with the IRS in connection with payments of interest on the notes. Unless you comply with certification procedures to establish that you are not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of a note. You may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes unless you comply with certification procedures to establish that you are not a United States person or otherwise establish an exemption. Compliance with the certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. LLC and RBS Securities Inc., as representatives of the underwriters, have severally agreed to purchase, and Ingram Micro has agreed to sell to such underwriters, severally, the principal amount of each series of notes set forth opposite each underwriter’s name below:

Underwriters	Principal Amount of Notes

Morgan Stanley & Co. LLC	$120,000,000
RBS Securities Inc.	120,000,000
BNP Paribas Securities Corp.	20,000,000
Mitsubishi UFJ Securities (USA), Inc.	20,000,000
Scotia Capital (USA) Inc.	20,000,000

$300,000,000

The underwriters are offering the notes subject to their acceptance of the notes from Ingram Micro and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes directly to the public at the offering price described on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The following table shows the underwriting discount that Ingram Micro will pay to the underwriters in connection with this offering:

Paid by Ingram Micro
Per note	0.650%
Total	$1,950,000

Ingram Micro has also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

The notes are a new issue of securities and there is currently no established trading market for the notes. Ingram Micro does not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised Ingram Micro that they currently intend to make a market in the notes. However, they are not obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice.

Expenses associated with this offering to be paid by Ingram Micro, other than underwriting discounts, are estimated to be approximately $1 million.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives, financial advisory and/or investment banking or other commercial transactions with Ingram Micro and its affiliates for which they have received, and may in the future receive, customary fees and expenses. In connection with the Merger Agreement, Ingram Micro entered into a commitment letter with Morgan Stanley Senior Funding, Inc. (“MSSF”) and The Royal Bank of Scotland plc (“RBS”), pursuant to which MSSF and RBS have each committed, severally and not jointly, to provide up to $150 million, for a total of up to $300 million, under a 364-day senior unsecured bridge term loan facility (the “Facility”). MSSF and RBS are affiliates of certain of the underwriters in this offering. The commitments with respect to the Facility will be reduced by the amount of the net cash proceeds of this offering. MSSF and RBS will be paid certain fees as consideration for their respective commitments under the commitment letter and for MSSF’s services as sole administrative agent, sole lead arranger and sole bookrunner for the Facility, including respective fees of approximately $1,500,000 and $450,000 following the completion of this offering. Morgan Stanley & Co. LLC is also acting as Ingram Micro’s financial advisor in connection with the proposed acquisition of BrightPoint, for which it will receive a customary fee if the acquisition is consummated.

In the ordinary course of their various business activities, each of the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for such offer; or

•	in any other circumstances that do not require the publication by Ingram Micro of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in that Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of FSMA does not apply to Ingram Micro, and it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

VALIDITY OF SECURITIES

The legality of the notes offered hereby will be passed upon for Ingram Micro Inc. by Davis Polk & Wardwell LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement of which this prospectus supplement and the accompanying prospectus form a part, including the exhibits and schedules to the registration statement.

As permitted by the SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information that you can find in the registration statement or the exhibits to that statement. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering under this prospectus supplement, provided, however, that nothing contained herein will be deemed to incorporate information furnished to, but not filed with, the SEC, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K:

(a)	Annual Report on Form 10-K for the year ended December 31, 2011;

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

(c)	Current Reports on Form 8-K filed on January 19, 2012 (other than the portion filed pursuant to Item 7.01), March 8, 2012, April 26, 2012 (other than the portion filed pursuant to Item 2.02), June 7, 2012 and July 2, 2012; and

(d)	Portions of the Definitive Proxy Statement on Schedule 14A for the 2012 annual meeting of stockholders held June 6, 2012 incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations department by calling (714) 566-1000, by writing to Investor Relations, Ingram Micro Inc. 1600 E. St. Andrew Place, Santa Ana, CA 92705 or by sending an email to investor.relations@ingrammicro.com.

PROSPECTUS

Ingram Micro Inc.

The following are types of securities that may be offered and sold by Ingram Micro Inc. or by selling security holders under this prospectus from time to time:

• Class A Common stock	• Debt securities	• Units
• Preferred stock	• Warrants

The securities may be offered by us or by selling security holders in amounts, at prices and on terms determined at the time of the offering. The securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement. You should read this prospectus, any accompanying prospectus supplement and any document we incorporate by reference carefully before you invest.

We will describe in a prospectus supplement, which must accompany this prospectus, the securities we are offering and selling, as well as the specific terms of the securities. Those terms may include:

• Maturity	• Redemption terms	• Liquidation amount
• Interest rate	• Listing on a security exchange	• Subsidiary guarantees
• Currency of payments	• Amount payable at maturity	• Sinking fund terms
• Dividends	• Conversion or exchange rights

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2012

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference herein or therein and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

The terms “Ingram Micro,” “we,” “us,” and “our” refer to Ingram Micro Inc.

i

THE COMPANY

Ingram Micro Inc., a Fortune 100 company, is the largest global information technology (“IT”) wholesale distributor by net sales as of the end of 2011, providing sales, marketing and logistics services for the IT industry worldwide. We provide a vital link in the IT supply chain by generating demand and developing markets for our technology partners. We create value in the market by extending the reach of our technology partners, capturing market share for resellers and suppliers, creating innovative solutions consisting of both technology products and services, offering credit and providing efficient fulfillment of IT products and services.

Our principal executive offices are located at 1600 E. St. Andrew Place, Santa Ana, CA 92705, and our telephone number is (714) 566-1000. We maintain a website at http://www.ingrammicro.com where general information about us is available. We are not incorporating the contents of our website into this prospectus.

About this Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus, provided, however, that nothing contained herein will be deemed to incorporate information furnished to, but not filed with, the SEC, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K:

(a)	Annual Report on Form 10-K for the year ended December 31, 2011;

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

(c)	Current Reports on Form 8-K dated January 19, 2012 (other than the portion filed pursuant to Item 7.01), March 8, 2012, April 26, 2012 (other than the portion filed pursuant to Item 2.02), June 7, 2012 and July 2, 2012;

(d)	Portions of the Definitive Proxy Statement on Schedule 14A for the 2012 annual meeting of stockholders held June 6, 2012 incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and

(e)	The description of our Class A common stock included in our registration statement on Form 8-A filed on September 19, 1996, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations department by calling (714) 566-1000, by writing to Investor Relations, Ingram Micro Inc. 1600 E. St. Andrew Place, Santa Ana, CA 92705 or by sending an email to investor.relations@ingrammicro.com.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and documents that are incorporated by reference in this prospectus include forward-looking statements. Forward-looking statements may be preceded by, followed by or include the words “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to” or similar expressions. Ingram Micro claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” in any accompanying prospectus supplement and in our Annual Report on Form 10-K incorporated by reference herein, and as may be updated in filings we make from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You should understand that such factors could affect our future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. New information, future events or risks could cause the forward-looking events we discuss in this prospectus, any accompanying prospectus supplement or the documents incorporated herein or therein by reference not to occur. Additional information concerning these and other risks and uncertainties is contained in our other periodic filings with the SEC.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities that we may offer from time to time under this prospectus and any applicable prospectus supplement or free writing prospectus for working capital and general corporate purposes. If we decide to use the net proceeds from a particular offering of securities for a specific purpose, we will describe that in the related prospectus supplement. Unless otherwise indicated, we will not receive any proceeds from the sale of securities by any selling security holders.

DIVIDEND POLICY

We have neither declared nor paid any dividends on our common stock in the preceding two fiscal years. We currently intend to retain future earnings to fund ongoing operations and finance the growth and development of our business. Any future decision to declare or pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. In addition, certain of our debt facilities contain restrictions on the declaration and payment of dividends.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated.

	Twenty-six Weeks Ended	Fiscal Year Ended
	June 30, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009		December 29, 2007
Ratios of earnings to fixed charges	5.4	5.6	7.3	4.9	(A	)	4.1

(A)	Due to our loss in the year ended January 3, 2009, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $382,138.

For purposes of calculating these ratios: (i) “earnings” consists of the sum of: (x) income before income taxes and (y) fixed charges and (ii) fixed charges consists of the sum of: (a) interest expense; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expense.

DESCRIPTION OF COMMON STOCK

The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our amended and restated bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference in the registration statement of which this prospectus is a part and have been incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2011 or our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, respectively. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Common Stock

Our authorized common stock consists of:

•	500,000,000 shares of Class A common stock, par value $0.01 per share, of which 150,084,000 shares were issued and outstanding as of June 30, 2012, and

•	135,000,000 shares of Class B common stock, par value $0.01 per share, of which no shares were issued and outstanding as of June 30, 2012.

We refer to the Class A common stock together with the Class B common stock as the common stock in this prospectus. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights, as described below. There were no issued and outstanding shares of Class B common stock during the three-year period ended December 31, 2011.

General

Ingram Micro Class A Common Stock Outstanding. The outstanding shares of our Class A common stock are duly authorized, validly issued, fully paid and non-assessable. Our Class A common stock is listed and principally traded on the New York Stock Exchange under the symbol “IM.”

Voting Rights. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Except as required by applicable law, holders of the Class A common stock and Class B common stock vote together as a single class on all matters to be voted upon by the stockholders. There is no cumulative voting. There were no issued and outstanding shares of Class B common stock during the three-year period ended December 31, 2011.

Dividends. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.” In the case of dividends or distributions payable in common stock, only shares of Class A common stock will be distributed to the Class A common stockholders and only shares of Class B common stock will be distributed to the Class B common stockholders. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

Rights upon Liquidation. In the event of liquidation, dissolution or winding up of Ingram Micro, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Conversion Rights. The Class A common stock has no conversion rights. The Class B common stock is convertible into Class A common stock, in whole or in part, at any time, on the basis of one share of Class A common stock for each share of Class B common stock converted.

Other Features. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Computer share Trust Company, N.A.

Certain Provisions of Ingram Micro’s Certificate of Incorporation and Bylaws

Limits on Written Consents. Stockholders may not act by written consent on any action required or permitted to be taken at any annual or special meeting of stockholders.

Limits on Special Meetings. Our Bylaws permit special meetings of stockholders to be called by our board of directors, the chairman of our board of directors or at the request of stockholders holding at least ten percent of the outstanding voting power of Ingram Micro.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by our board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Ingram Micro and, accordingly, may discourage attempts to acquire Ingram Micro even though such a transaction may offer Ingram Micro’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

DESCRIPTION OF PREFERRED STOCK

Our Certificate of Incorporation also authorizes us to issue up to 25,000,000 shares of preferred stock, par value $0.01 per share, on terms determined by our board of directors, none of which were outstanding as of June 30, 2012.

If and when we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted. The preferred stock will be issued under a certificate of designation relating to each series of preferred stock and is also subject to our Certificate of Incorporation.

All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our board of directors could create and issue a series of preferred stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preferred stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of capital stock may defer or prevent a change in control of our company without any further stockholder action.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between Ingram Micro and Deutsche Bank Trust Company Americas, as trustee (the “trustee”), as may be supplemented from time to time. The debt securities may be issued in one or more series established in or pursuant to a board resolution and set forth in an officer’s certificate or supplemental indenture.

If and when we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been filed as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture (including the form of debt security) and any officer’s certificate or supplemental indenture, as applicable, relating to the applicable series of debt securities for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

General

The indenture will not limit the amount of debt securities which we may issue, and the debt securities may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in a resolution of our board of directors, in an officer’s certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such securities (including any pricing supplement or term sheet). We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding. Our secured debt, if any, will be effectively senior to the debt securities to the extent of the value of the assets securing such debt. The debt securities will be exclusively our obligations and not of our subsidiaries and therefore the debt securities will be structurally subordinate to the debt and liabilities of any of our subsidiaries. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	the title and ranking;

•	any limit upon the aggregate principal amount;

•	the date or dates on which the principal is payable;

•	the rate or rates at which the debt securities shall bear interest or the method by which such rate shall be determined, if any;

•	the date or dates from which interest shall accrue;

•	the date or dates on which interest shall be payable;

•	the record dates for the determination of holders to whom interest is payable;

•	the right, if any, to extend the interest payment periods or defer the payment of interest and the duration of such extension or deferral;

•	the place or places where the principal of and any interest shall be payable;

•	our obligation if any, to redeem or purchase the debt securities pursuant to any sinking fund or otherwise or at the option of a holder thereof;

•

if applicable, the price or prices at which and the period or periods within which and the terms and conditions upon which the debt securities shall or may be redeemed, purchased or repaid, in whole or in part;

•	if other than denominations of $1,000 and any multiple thereof, the denominations in which the debt securities of the series shall be issuable;

•	if other than the principal amount thereof, the portion of such principal amount which shall be payable upon declaration of acceleration of the maturity thereof;

•	any and all other terms of the series including any terms which may be required by or advisable under U.S. law or regulations or advisable in connection with the marketing of the debt securities;

•	whether the debt securities are issuable as global securities or definitive certificates and, in such case, the identity for the depositary;

•	any deletion from, modification of or addition to the events of default or covenants;

•	any special tax implications of the debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities;

•	any guarantor or co-issuers;

•	any special interest premium or other premium;

•

whether the debt securities are convertible or exchangeable into common stock or other of our equity securities and the terms and conditions upon which such conversion or exchange shall be effected; and

•	the currency in which payments shall be made, if other than U.S. dollars.

Events of Default

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, if any, on the debt securities when due;

(3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 60 days or more after we receive written notice from the trustee or the trustee receives notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(4) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us or any material subsidiary has occurred; or

(5) any other Events of Default set forth in a prospectus supplement relating to such series of debt securities.

If an Event of Default (other than an Event of Default specified in clause (4) with respect to us) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee may and, at the direction of the holders of at least 25% in principal amount of the outstanding debt securities of that series, will by written notice, require us to repay immediately the entire principal amount of the outstanding debt securities of that series, together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) with respect to us occurs and is continuing, then the entire principal amount of the outstanding debt securities will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (4) described above, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered indemnity as the trustee may reasonably require, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default of which a responsible officer of the trustee has actual knowledge or has received written notice from us or any holder of the debt securities, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity as the trustee may reasonably require. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 45 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

We and the trustee may amend or modify the indenture or the debt securities without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies, provided that such an amendment or modification shall not materially adversely affect the rights of holders;

•	provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	provide for or add guarantors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act;

•	conform any provision in the indenture to this “Description of Debt Securities”; or

•	make any change that does not materially adversely affect the rights of holders.

Other amendments and modifications of the indenture or the debt securities may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification (voting as one class), and our compliance with any provision of the indenture with respect to any series of debt securities may be waived by written notice to the trustee by the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the waiver (voting as one class). However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities, alter or waive the redemption provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities or any guarantor;

•	reduce the interest rate or extend the time for payment of interest on the debt securities; or

•	adversely affect the ranking of the debt securities of any series.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture, when either:

•	all the debt securities of any series issued that have been authenticated and delivered have been accepted by the trustee for cancellation; or

•

all the debt securities of any series issued that have not been accepted by the trustee for cancellation will become due and payable within one year (a “discharge”) and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•

our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for debt securities payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). Any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•

we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

•

in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, as a result of an IRS ruling or a change in applicable federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same U.S. federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same U.S. federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•

no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•

the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•

the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Unclaimed Funds

All funds deposited with the trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the debt securities that remain unclaimed for two years after the maturity date of such debt securities will be repaid to us upon our request. Thereafter, any right of any noteholder to such funds shall be enforceable only against us, and the trustee and paying agents will have no liability therefor.

Governing Law

The indenture and the debt securities for all purposes shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof.

Concerning Our Relationship with the Trustee

We have, from time to time, maintained ordinary banking relationships with affiliates of Deutsche Bank Trust Company Americas.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Ingram Micro, the trustees, the warrant agents, the unit agents or any other agent of Ingram Micro, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary. In addition, we may at any time determine that the securities of any series shall no longer be represented by a registered global security and will issue securities in definitive form in exchange for such registered global security pursuant to the procedure described above.

PLAN OF DISTRIBUTION

We or selling security holders may sell the securities being offered hereby in the following manner or any manner specified in a prospectus supplement:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

If any securities are sold pursuant to this prospectus by any persons other than us, we will, in a prospectus supplement, name the selling security holders, indicate the nature of any relationship such holders have had to us or any of our affiliates during the three years preceding such offering, state the amount of securities of the class owned by such security holder prior to the offering and the amount to be offered for the security holder’s account, and state the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

We or any selling security holder may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), and describe any commissions that we or any selling security holder must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If any underwriters or agents are utilized in the sale of the securities covered by this prospectus, we and, if applicable, any selling security holder will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities covered by this prospectus, we and, if applicable, any selling security holder will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us and by any selling security holder against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

Any underwriter, agent or dealer utilized in the initial offering of securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ingram Micro Inc.

$300,000,000

5.000% notes due 2022

PROSPECTUS SUPPLEMENT

Morgan Stanley		RBS

BNP PARIBAS	Mitsubishi UFJ Securities	Scotiabank